WOODSIDE
AUSTRALIAN ENERGY

02 JUL -3 AM 10:47

18 June 2002

02042360

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange.

- Stock Exchange Release in relation to Lantana-1 (AC/P4) lodged with the Australian Stock Exchange ("ASX") on 18 June 2002.
- News Release in relation to Construction Commencing on the North West Shelf Venture's Second Trunkline, lodged with the ASX on 18 June 2002.

Yours faithfully
WOODSIDE PETROLEUM LTD.

LYNNE KYLE
Corporate Assistant

PROCESSED
JUL 15 2002
THOMSON
FINANCIAL

dlw 7/5

WOODSIDE PETROLEUM LTD.
A.B.N. 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Postal Address: Box D188 G.P.O. Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9348 4990

18 June 2002

WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

AC/P4
Lantana-1

Woodside Petroleum Ltd., Operator of the AC/P4 permit, reports that the Lantana-1 exploration well located in the Vulcan Sub-basin of the North West Shelf was plugged and abandoned and the rig was released from the location on 15 June 2002.

Since the last report, wireline logs were run at the total depth of 2290 metres. There were no significant hydrocarbons encountered in the well.

All reported depths are referenced to the rig rotary table.

Woodside's interest in AC/P4 is 80%. The other participant in the permit is OMV Timor Sea Pty Ltd (20%) a wholly owned subsidiary of OMV Australia Pty Ltd.

ANTHONY NIARDONE
Assistant Company Secretary

WOODSIDE

AUSTRALIAN ENERGY

NEWS RELEASE

Woodside Petroleum Ltd. & Subsidiaries
A.C.N. 004 898 962
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Woodside Energy Ltd.
A.C.N. 005 482 986
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Tuesday, 18 June 2002
2.00pm (WST)

CONSTRUCTION COMMENCES ON THE NORTH WEST SHELF VENTURE'S SECOND TRUNKLINE

The North West Shelf Venture's LNG expansion project has reached a major milestone with commencement on 7 June 2002 of construction of the Venture's A$800m second trunkline.

Trunkline construction started with the installation of tubing and cabling on the North Rankin A gas production platform. The installation work is required to integrate the second trunkline into the existing systems of North Rankin.

The trunkline construction work on North Rankin, located 130 kilometers offshore from Dampier in Western Australia will be followed by the laying of pipeline. Final hook-up of the second trunkline into the operating offshore system is scheduled for completion in early 2004.

The second trunkline will link the Venture's offshore gas production and onshore gas processing facilities on the Burrup Peninsula in Western Australia. The 42-inch diameter trunkline has been designed to provide extra capacity to meet increased demand from existing and new LNG customers, as well as for prospective gas-related projects on the Burrup.

To date contracts totaling about A$377 million have been awarded for the second trunkline project, including provision of line-pipe, weight-coating of the line-pipe, trunkline installation and shore crossing and platform modifications.

At its peak the second trunkline project will have up to 400 personnel working offshore, undertaking the various installation, dredging, rock-dumping, platform modification and tie-in activities. To date more than 65 per cent of the 85,000 tonnes of special steel pipe required for the trunkline has been produced.

The second trunkline project is an integral part of the major expansion of the Venture's gas production and liquefaction facilities, currently under construction.

The expansion also includes the construction of a fourth LNG train at the Venture's onshore gas processing plant on the Burrup Peninsula, Western Australia. The fourth train will have a capacity of 4.2 million tonnes of LNG a year.

The six equal participants in the North West Shelf Venture are: Woodside Energy Ltd. (operator); BHP Billiton Petroleum (North West Shelf) Pty Ltd; BP Developments Australia Pty Ltd; ChevronTexaco Australia Pty Ltd; Japan Australia LNG (MIMI) Pty Ltd; and Shell Development (Australia) Proprietary Limited.

MEDIA INQUIRIES
Woodside Energy Ltd.
Tony Johnson, Senior Adviser External Affairs
W: (08) 9348 5034 M: (0417) 916 638